

January 5, 2012

Via E-mail
D. Craig Kesler
Chief Financial Officer
Eagle Materials Inc.
3811 Turtle Creek Boulevard
Suite 1100
Dallas, Texas 75219

> **Re:** **Eagle Materials Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2011**
> **Filed May 26, 2011**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2011**
> **Filed November 4, 2011**
> **File No. 1-12984**

Dear Mr. Kesler:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22
Results of Operations, page 22

1. We note that you have presented consolidated revenues and operating costs based on the sum of revenues and operating costs presented for reportable segment purposes, which are non-GAAP measures. In future filings, please present revenues and operating costs determined using US GAAP prior to the non-GAAP measures presentation. Please also provide a discussion and analysis of the US GAAP amounts before providing a discussion and analysis of the non-GAAP measures. Please refer to Item 10(e)(1)(i)(a) of Regulation S-K for guidance. Finally, please provide a reconciliation of the non-GAAP measures from the most

comparable US GAAP measure and provide an explanation as to why the non-GAAP measures provide investors with useful information. Please refer to Item 10(e)(1)(i)(b) and (c) of Regulation S-K for guidance.

2. In future filings, please quantify the extent to which increases/decreases in volume, prices and/or the introduction of new products attributed to the increase or decrease in revenues and operating earnings at the consolidated level and the reportable segment level. Please refer to Item 303(A)(3)(iii) of Regulation S-X. In addition, please quantify the impact of other factors you identified that contributed to fluctuations, as appropriate. For example, you attribute the increase in operating costs to an increase in sales volume for cement and increased raw material costs for paperboard without quantifying either factor.

3. We note your disclosure within the Business section that utilization of your gypsum wallboard manufacturing facilities was at 50% for fiscal year 2011. We further note that utilization was at 50% for fiscal year 2010, down from 60% utilization for fiscal year 2009, 80% for fiscal year 2008, and 91% for fiscal year 2007. In future filings, please disclose the impact fixed costs associated with these facilities are having on your operating results. Refer to Item 303(a)(3)(ii) of Regulation S-K. Please also confirm that you have not incurred any material restructuring costs during any period presented associated with the reduction in utilization rates or other activities to reduce costs in response to the decline in operating results.

4. We note your disclosure on page 14 that your products are commodities. We further note that changes in volume of products sold have materially impacted revenues. Please expand upon this disclosure to provide a discussion and analysis of your market share for each of your significant products for each period presented in future filings. This disclosure will provide investors with a better understanding of the underlying reasons for increases/ decreases in volume of products sold. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification.

5. In future filings, please ensure your discussion and analysis of your operating results provide investors with a full understanding of all material factors impacting income/(loss) from continuing operations. For example, we note that operating earnings as a percentage of revenues for the cement reportable segment declined from 25.4% to 20.2%. However, you did not provide investors with an explanation as to why. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Critical Accounting Policies, page 28
Impairment of Long-Lived Assets, page 28

6. We note that you temporarily idled your Bernalillo, New Mexico gypsum wallboard manufacturing facility during December 2009. In future filings, please disclose the carrying value of this facility and the equipment located at this facility. This disclosure will allow investors to understand the amount of property, plant and equipment that is at risk for future impairment. Given the significant decline in your operating results beginning with fiscal

year 2008 through the current periods as compared to fiscal year 2007, it would appear as though you should be explaining to investors how you determined that your tangible and intangible assets are realizable and that you do not foresee recognizing a material write-down or impairment charge in the future. Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. Potential asset write-offs are, inherently, uncertainties over the recoverability of recorded assets and require disclosure prior to the period of the impairment charge. See the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, as well as in SAB 5:P.4. Also, Section 216 of the Financial Reporting Codification states that "registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss." Please provide us with the disclosures you would have included in your March 31, 2011 Form 10-K in response to this comment.

Goodwill, page 29

7. We note that 88% of total goodwill has been allocated to the gypsum wallboard operating segment. We further note that this operating segment has reported close to breakeven operating earnings for each of the three fiscal years ended March 31, 2011, with an operating loss reported for the six-months ended September 30, 2011. As such, please revise your disclosures for the testing of the gypsum wallboard operating segment's goodwill for impairment to address the following:
   - Define the reporting unit level at which you test goodwill for impairment.
   - The percentage by which fair value exceeds carrying value as of the most-recent step-one test for each reporting unit with a fair value that does not substantially exceed the carrying value.
   - The amount of goodwill allocated to the corresponding reporting unit.
   - A description of the assumptions that drive the estimated fair value. Please ensure that your description of the key assumptions is specific to the reporting unit(s) with a fair value that does not substantially exceed the carrying value.
   - A discussion of any uncertainties associated with the key assumptions used to estimate the reporting unit's fair value. For example, to the extent that you have included assumptions in your fair value model that deviate from your historical results, please include a discussion of these assumptions.
   - A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.
   - Any other material and useful information you gather and analyze regarding the risks of recoverability of goodwill.

   If you have determined that estimated fair values substantially exceed carrying values for some or all of your reporting units, please disclose that determination. Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you would have included in your March 31, 2011 Form 10-K in response to this comment.

<u>Liquidity and Capital Resources, page 30</u>

8. We note your disclosure that you have $288.8 million of borrowings available under your Credit Facility as of March 31, 2011. Please expand this disclosure to clarify if this amount is available without violating any of your covenants.

<u>Contractual and Other Obligations, page 33</u>

9. In future filings, please revise your table of contractual obligations to include interest payments on your long-term debt/notes payable to increase transparency of cash flows. When estimating variable interest payments, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table. Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions.

<u>Consolidated Statements of Earnings, page 36</u>

10. Please provide us with an explanation as to how you determined that your consolidated statements of earnings are presented in accordance with the guidance in ASC 225-10-S99-2. Specifically, it is unclear (a) how you determined it is appropriate to include a portion of selling, general and administrative expenses within cost of goods sold rather than as a separate line item under gross profit; (b) why corporate general and administrative expense is not included within operating earnings as an operating expense; and (c) why a net gain on purchase of long-term debt is considered a selling, general and administrative expense rather than non-operating income. Please advise.

<u>(H) Commitments and Contingencies, page 53</u>

11. We note your statement regarding litigation: "we believe that all of the pending litigation proceedings in which the Company or any subsidiary are currently involved are likely to be resolved without having a material adverse effect on our consolidated financial condition or operations." The language you use to describe these loss contingencies is not contemplated by ASC 450-20. Please revise your disclosure in future filings to clarify whether you believe it is probable, reasonably possible or remote that losses could be material to your financial condition, operations and cash flows. Please note that a statement that a contingency is not expected to be material does not satisfy the requirements of ASC 450-20-50, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. Please also revise your disclosure in future filings to address the materiality of your litigation to your cash flows in addition to your financial position and operations. Please refer to ASC 450-20-50-1 – 50-5 for guidance. Please provide us with the disclosures that you would have included in your most recent periodic report in response to this comment.

12. Please confirm to us that you believe it is remote that the Notice of Violation and Finding of Violation received by Nevada Cement Company will have a material impact to your financial condition, results of operations, and cash flows. Otherwise, please provide specific disclosure for this loss contingency in accordance with ASC 450-20-50-1 – 50-5 in future filings. In this regard, please provide us with the disclosures that you would have included in your most recent periodic report in response to this comment.

13. In future filings, please assess the materiality of the indemnification agreements to your cash flows in addition to your financial position and results of operations.

(M) Quarterly Results (unaudited), page 62

14. We note that an extended plant shutdown for maintenance and inventory control at your Illinois cement facility increased fourth quarter of fiscal year 2011 operating costs by $5 million. In future filings, please ensure that you provide investors with disclosures for all material fourth quarter events and transactions either in the footnote disclosure or within MD&A. Please refer to Item 302(a)(3) of Regulation S-K for guidance.

Form 10-Q for Fiscal Quarter Ended September 30, 2011

(N) Segment Information, page 12

15. We note your statement on page 15 that your annual test of impairment on goodwill is during the fourth quarter. We also note that this same disclosure was made in your Form 10-Q for the quarter ended June 30, 2011. However on page 24, you note that your annual testing of impairment on goodwill is during the first quarter, which agrees with your accounting policy in your fiscal year 2011 Form 10-K. In future filings, please ensure you are providing investors with consistent disclosures. In the event that you have changed your testing date of goodwill for impairment from the first quarter to the fourth quarter, please note that this would be considered a change in accounting principle in accordance with ASC 250-10-45-1 – 45-16 and you should have provided the disclosures required by ASC 250-10-50-1. Please advise.

16. We note your statement that you began testing goodwill for impairment related to the gypsum wallboard operating segment on a quarterly basis due to the weakness in earnings over the last year and the first six months of fiscal year 2012. In future filings, please clarify your disclosures to note that the weakness in the gypsum wallboard operating segment began during fiscal year 2008 rather than during fiscal year 2011. Further, please provide investors with a more detailed explanation as to how you determined interim impairment testing for the gypsum wallboard's goodwill and other assets was triggered during fiscal year 2012 rather than in prior periods in light of the significant decline that has been occurring since fiscal year 2008.

Item 2. Management's Discussion and Analysis of Results of Operations and Financial
Condition, page 17
Results of Operations, page 18

17. We note that during the second quarter of fiscal year 2012 you reversed a $3 million accrual
    that was originally recognized in a prior period. In future filings, please provide investors
    with a comprehensive explanation as to the nature of the accrual and why it was appropriate
    to reverse the accrual, positively impacting operating results, during the six-months ended
    September 30, 2011. Please provide us with the disclosure you intend to include in future
    filings.

Liquidity and Capital Resources, page 23

18. We note that accounts and notes receivable increased by 47% from March 31, 2011 to
    September 30, 2011. In future filings, please provide investors with a discussion and
    analysis of the composition of accounts and notes receivable for each period presented (i.e.,
    the portion that is no longer considered current) along with an explanation for the significant
    increase. Please also consider including the measure used by management to monitor
    accounts and notes receivable, such as a days sales outstanding. Please also include an
    analysis of changes in the measure used by management. Please provide us with the
    disclosures you would have included in your second quarter of fiscal year 2012 Form 10-Q in
    response to this comment.

19. In future filings, please provide investors with a discussion and analysis of the realizability of
    inventories, since it is 56.1% of total current assets. As part of your analysis, please provide
    the measure management uses to monitor inventories, such as a turnover ratio.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief